Microsoft Word 10.0.2627;UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                                  June 22, 2005


                        Commission File Number: 0-30232

                             APIVA VENTURES LIMITED
                 (Translation of registrant's name into English)

            Suite 238 - 1926 Como Lake Avenue Coquitlam, B.C. V3J 7X8
         --------------------------------------------------------------
                    (Address of principal executive offices)


      [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]


                           Form 20-F |X| Form 40-F |_|


                [Indicate     by check mark whether the registrant by furnishing
                              the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
                                    Rule 12g3-2(b) under the Securities Exchange
Act of 1934. ]


                                 Yes |_| No |X|


   [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.]



Item: 1 Change in Control of Registrant


As of June 17, 2005, the Board of Directors of Apiva Ventures Limited (the Company) approved the change in management by accepting the resignation of Clair Calvert as President and Sole Director of the Company and installing Christopher Dean, of West
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Yorkshire, England as President and Sole Director. Additionally,
on June 17, 2005, the Board of Directors approved an issuance of 50,000,000 shares of common stock to Inter-Continental Developers in exchange for the European rights to a feature length motion pictures library and other film products contained in the film library.


Item: 4.  Change in Registrant's Certifying Accountant


(1) Previous Independent Auditors: Davidson & Company, Chartered Accountants

(i) Effective June 20, 2005, Apiva Ventures Limited (the Company) determined to change the Company's independent accountants, and, accordingly, ended the engagement of Davidson and Company, Chartered Accountants of Vancouver, British Columbia, Canada, in that role and retained Madsen & Associates, CPA's, Inc. as its independent auditors. The Audit Committee of the Board of Directors (the "Audit Committee") and the Board of Directors of the Company approved the decision to change independent auditors.

(ii) Management of Apiva Ventures Limited is unaware of any disagreements with Davidson & Company, Chartered Accountants related to any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. For the most recent fiscal year of December 31, 2003 and Davidson and Company, Chartered Accountants' termination on June 20, 2005, there has been no disagreement between the Company and Davidson and Company, Chartered Accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Davidson and Company, Chartered Accountants would have caused it to make a reference to the subject matter of the disagreement in connection with its reports.

(iii) The Company's Board of Directors participated in and approved the decision to change independent auditors. Davidson and Company, Chartered Accountants' audit report on the financial statements for the year ended December 31, 2003 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to audit scope or accounting principles.

(iv) In connection with its audits for the period of December 31, 2003, there have been no disagreements with Davidson and Company, Chartered Accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Davidson and Company, Chartered Accountants would have caused them to make reference thereto in their report on the financial statements.

(v) During the two most recent fiscal years of December 31, 2002 and 2003 there have been no reportable events with the Company as set forth in Item 304(a)(i)(v) of Regulation S-K.


(2) New Independent Accountants:

(i) The Company engaged Madsen & Associates, CPA's Inc., Inc. of Murray, Utah as its new independent auditors as of June 20, 2005. Prior to such date, the Company, did not consult with Madsen & Associates, CPA's, Inc. regarding (i) the application of accounting principles, (ii) the type of audit opinion that might be rendered by Madsen & Associates, CPA's, Inc, or (iii) any other matter that was the subject of a disagreement between the Company and its former auditor as described in Item 304(a)(1)(iv) of Regulation S-B.

Item 6.  Resignations of Registrant's Directors

The Company accepted the resignation of Clair Calvert, as Director on June 17, 2005.


June 22, 2005                                       APIVA VENTURES LIMITED



                                                    By /s/ Mr. Christopher Dean
                                                  ------------------------------
                                                            Mr. Christopher
                                                            Dean, President and
                                                            Director